Exhibit 99.2

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position (unaudited)

($ United States millions)	September 30, 2024	December 31, 2023	January 1, 2023[1]

Assets

Current assets

Cash and cash equivalents	$95	$95	$187

Short-term investments	-	11	-

Accounts receivable	450	398	337

Unbilled revenue[2] (Note 2)	150	174	138

Inventories (Note 3)	292	294	273

Work-in-progress related to finance leases (Note 3)	20	-	31

Current portion of energy infrastructure (“EI”) assets - finance leases receivable (Note 4b)	56	43	44

Income taxes receivable	4	3	8

Derivative financial instruments (Note 10)	-	-	1

Prepayments	55	58	53

Assets held for sale	-	7	-

Total current assets	1,122	1,083	1,072

Unbilled revenue[2] (Note 2)	182	135	165

Property, plant and equipment	97	104	113

EI assets – operating leases (Note 4a)	717	864	914

EI assets - finance leases receivable (Note 4b)	198	161	173

Lease right-of-use assets	60	62	58

Deferred tax assets	24	21	16

Intangible assets	40	55	76

Goodwill	433	433	498

Other assets (Note 5)	54	40	59

Total assets	$2,927	$2,958	$3,144

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable and accrued liabilities	$463	$424	$464

Provisions (Note 6)	37	20	14

Income taxes payable	81	56	55

Deferred revenue	341	297	270

Current portion of long-term debt (Note 7)	-	40	20

Current portion of lease liabilities	22	19	15

Derivative financial instruments (Note 10)	-	1	1

Other current liabilities	-	6	-

Liabilities associated with assets held for sale	-	5	-

Total current liabilities	944	868	839

Deferred revenue	21	22	25

Long-term debt (Note 7)	787	879	1,007

Lease liabilities	50	57	54

Deferred tax liabilities	52	65	65

Other liabilities	16	13	14

Total liabilities	$1,870	$1,904	$2,004

Shareholders’ equity

Share capital	$505	$504	$503

Contributed surplus	678	678	678

Retained earnings	68	58	151

Accumulated other comprehensive loss	(194)	(186)	(192)

Total shareholders’ equity	1,057	1,054	1,140

Total liabilities and shareholders’ equity	$2,927	$2,958	$3,144

1 Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars to United States dollars. Refer to Note 1(c) for more information.

2 Unbilled revenue was previously titled contract assets. There were no dollar amounts reclassified as a result of the change in name.

See accompanying notes to the unaudited interim condensed consolidated financial statements, including Note 12 “Guarantees, Commitments, and Contingencies”.

F-1

Interim Condensed Consolidated Statements of Earnings and Other Comprehensive Income (Loss) (unaudited)

	Three months ended September 30,		Nine months ended September 30,

($ United States millions, except per share amounts)	2024	2023	2024	2023

Revenue (Note 8)	$601	$580	$1,853	$1,769

Cost of goods sold	460	470	1,489	1,431

Gross margin	141	110	364	338

Selling, general and administrative expenses	82	75	235	219

Foreign exchange loss	2	11	6	27

Operating income	57	24	123	92

Equity earnings from associates and joint ventures	-	-	-	1

Loss on financial instruments	(2)	-	(10)	-

Gain on redemption options (Note 10)	19	-	19	-

Earnings before finance costs and income taxes (“EBIT”)	74	24	132	93

Net finance costs (Note 9)	23	24	72	69

Earnings before income taxes (“EBT”)	51	-	60	24

Current income taxes	24	9	60	31

Deferred income taxes	(3)	(13)	(17)	(19)

Income taxes	21	(4)	43	12

Net earnings	$30	$4	$17	$12

Other comprehensive income (loss)

Items that may be reclassified to profit or loss in subsequent periods:

Gain on derivatives designated as cash flow hedges transferred to net loss, net of income tax expense	-	-	1	-

Unrealized gain (loss) on translation of foreign-denominated debt	8	(13)	(13)	2

Unrealized gain (loss) on translation of financial statements of foreign operations	(2)	4	4	(4)

Other comprehensive income (loss)	6	(9)	(8)	(2)

Total comprehensive income (loss)	$36	$(5)	$9	$10

Earnings per share – basic	$0.24	$0.03	$0.14	$0.10

Earnings per share – diluted	$0.24	$0.03	$0.14	$0.10

Weighted average number of shares outstanding – basic	124,044,811	123,888,473	124,005,873	123,799,145

Weighted average number of shares outstanding – diluted	124,155,265	124,106,107	124,109,107	124,014,367

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-2 Interim Condensed Consolidated Financial Statements

 Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	Three months ended September 30,		Nine months ended September 30,

($ United States millions)	2024	2023	2024	2023

Operating Activities

Net earnings	$30	$4	$17	$12

Items not requiring cash and cash equivalents:

Depreciation and amortization	48	53	140	147

Equity earnings from associates and joint ventures	-	-	-	(1)

Deferred income taxes recovery	(3)	(13)	(17)	(19)

Share-based compensation expense	5	-	13	7

Loss on financial instruments	2	-	10	-

Gain on redemption options (Note 10)	(19)	-	(19)	-

Impairment of EI assets (Note 4a)	-	-	-	1

	63	44	144	147

Net change in working capital and other (Note 11)	35	7	67	(99)

Cash provided by operating activities	$98	$51	$211	$48

Investing Activities

Additions to:

Property, plant and equipment	(4)	(4)	(11)	(11)

EI assets (Note 4a)	(12)	(16)	(32)	(78)

Intangible assets	-	-	(1)	(4)

Proceeds on disposal of property, plant and equipment	-	1	-	1

Proceeds on disposal of EI assets (Note 4a)	1	3	3	18

Net proceeds (purchases) of financial instruments	(2)	(6)	1	(6)

Net change in working capital associated with investing activities	2	(3)	1	(12)

Cash used in investing activities	$(15)	$(25)	$(39)	$(92)

Financing Activities

Net drawings from (repayment of) the Revolving Credit Facility (Note 7)	$(107)	$(19)	$(17)	$13

Repayment of the Term Loan (Note 7)	-	(10)	(130)	(10)

Lease liability principal repayment	(5)	(4)	(15)	(12)

Dividends	(2)	(2)	(7)	(7)

Stock option exercises	-	1	1	1

Deferred transaction costs	-	(1)	(1)	(3)

Cash used in financing activities	$(114)	$(35)	$(169)	$(18)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	$-	$(2)	$(3)	$(4)

Decrease in cash and cash equivalents	(31)	(11)	-	(66)

Cash and cash equivalents, beginning of period	126	132	95	187

Cash and cash equivalents, end of period	$95	$121	$95	$121

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-3

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

($ United States millions)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Accumulated other comprehensive income	Total

At January 1, 2023	$503	$678	$151	$(191)	$(1)	$(192)	$1,140

Net earnings	-	-	12	-	-	-	12

Other comprehensive loss	-	-	-	(2)	-	(2)	(2)

Effect of stock option plans	1	-	-	-	-	-	1

Dividends	-	-	(7)	-	-	-	(7)

At September 30, 2023	$504	$678	$156	$(193)	$(1)	$(194)	$1,144

At January 1, 2024	$504	$678	$58	$(185)	$(1)	$(186)	$1,054

Net earnings	-	-	17	-	-	-	17

Other comprehensive loss	-	-	-	(9)	1	(8)	(8)

Effect of stock option plans	1	-	-	-	-	-	1

Dividends	-	-	(7)	-	-	-	(7)

At September 30, 2024	$505	$678	$68	$(194)	$-	$(194)	$1,057

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-4 Interim Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated

Financial Statements (unaudited)

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Summary of Material Accounting Policies

(a)	Statement of Compliance

These unaudited interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements and were approved and authorized for issue by the Board of Directors (the “Board”) on November 13, 2024.

(b)	Basis of Presentation and Measurement

The Financial Statements for the three and nine months ended September 30, 2024 and 2023 were prepared in accordance with IAS 34 “Interim Financial Reporting” and do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2023. Accordingly, these Financial Statements should be read in conjunction with the annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

Preparation of these Financial Statements requires Management to make judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Enerflex Ltd. (the “Company”) changed its presentation currency of the Financial Statements from Canadian dollars (“CAD”) to United States dollars (“USD”). This change in accounting policy is detailed in the following section. The Financial Statements are rounded to the nearest million, except per share amounts or as otherwise noted, and are prepared on a going concern basis under the historical cost basis with certain financial assets and financial liabilities recorded at fair value. There have been no further significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year-ended December 31, 2023.

(c)	Change in Accounting Policies

i.	Change in Presentation Currency

Effective January 1, 2024, the Company changed its presentation currency from CAD to USD. The change will provide more relevant reporting of the Company’s financial position, given that a significant portion of the Company’s legal entities apply USD as its functional currency and a significant portion of the Company’s expenses, cash flows, assets, and revenues are denominated in USD. The change in presentation currency represents a voluntary change in accounting policy. The Company has applied the presentation currency change retrospectively, in accordance with the guidance in IAS 8 “Account Policies, Changes in Accounting Estimates and Errors”. All periods presented in the Financial Statements have been translated into the new presentation currency, in accordance with the guidance in IAS 21 “The Effects of Changes in Foreign Exchange Rates”.

The unaudited condensed interim consolidated statements of earnings and the unaudited condensed interim consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the unaudited condensed interim consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive income. Shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions.

 F-5 Notes to the Interim Condensed Consolidated Financial Statements

The functional currency of the parent Company and all its subsidiaries remain the same and will not be impacted by the presentation currency change. The functional currency of the parent Company is CAD and functional currency of most of its subsidiaries is USD.

The change in presentation currency resulted in the following impact on January 1, 2023, opening consolidated statement of financial position:

	Previously reported in CAD January 1, 2023	Presentation currency change	Reported in USD January 1, 2023

Total assets	$4,258	$(1,114)	$3,144

Total liabilities	2,715	(711)	2,004

Total shareholders’ equity	1,543	(403)	1,140

The change in presentation currency resulted in the following impact on the December 31, 2023, consolidated statement of financial position:

	Previously reported in CAD December 31, 2023	Presentation currency change	Reported in USD December 31, 2023

Total assets	$3,912	$(954)	$2,958

Total liabilities	2,518	(614)	1,904

Total shareholders’ equity	1,394	(340)	1,054

The change in presentation currency resulted in the following impact on the three and nine months ended September 30, 2023, consolidated statements of earnings and comprehensive income:

Three months ended September 30,	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Net earnings	$6	$(2)	$4

Comprehensive income	26	(31)	(5)

Nine months ended September 30,	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Net earnings	$16	$(4)	$12

Comprehensive income	12	(2)	10

The change in presentation currency resulted in the following impact on the three and nine months ended September 30, 2023, consolidated statements of cash flows:

Three months ended September 30,	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Cash provided by (used in):

Operating activities	$71	$(20)	$51

Investing activities	(30)	5	(25)

Financing activities	(50)	15	(35)

Nine months ended September 30,	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Cash provided by (used in):

Operating activities	$64	$(16)	$48

Investing activities	(121)	29	(92)

Financing activities	(26)	8	(18)

F-6 Notes to the Interim Condensed Consolidated Financial Statements

The change in presentation currency resulted in the following impact on the three and nine months ended September 30, 2023, basic and diluted earnings per share:

Three months ended September 30,	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Earnings per share - basic	$0.05	$(0.02)	$0.03

Earnings per share - diluted	0.05	(0.02)	0.03

Nine months ended September 30,	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Earnings per share - basic	$0.13	$(0.03)	$0.10

Earnings per share - diluted	0.13	(0.03)	0.10

ii.	Amendments to Current Accounting Policies

a.	IAS 1 Presentation of Financial Statements (“IAS 1”)

In October 2022, the IASB issued amendments to clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement for at least twelve months at the reporting date. The right needs to exist at the reporting date and must have substance. In addition to the amendment from January 2020 where the IASB issued amendments to IAS 1, to provide a more general approach to the presentation of liabilities as current or non-current, only covenants with which a company must comply on or before the reporting date may affect this right. Covenants to be complied with after the reporting date do not affect the classification of a liability as current or non-current at the reporting date. However, disclosure about covenants is required to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date.

b.	IFRS 16 Leases (“IFRS 16”)

In September 2022, the IASB issued amendments to IFRS 16 that add subsequent measurement requirements for lease liabilities arising from sale and leaseback transactions for seller-lessees. The amendment does not prescribe specific measurement requirements for lease liabilities but measures the lease liability in a way that it does not recognise any amount of the gain or loss that relates to the right of use retained.

These amendments are effective for annual periods beginning on or after January 1, 2024, and the Company adopted these amendments as of January 1, 2024. There were no adjustments that resulted from the adoption of these amendments on January 1, 2024.

F-7

iii.	Standards Recently Issued, but not yet Effective

a.	IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the IASB issued IFRS 18, the new standards on presentation and disclosure in financial statements. IFRS 18 will require defined subtotals in the Consolidated Statements of Earnings (Loss), require disclosure of management-defined performance measures (“MPM”), provide principles for the aggregation and disaggregation of information, and improve comparability across entities and reporting periods.

IFRS 18 will replace IAS 1 and retains many of the existing principals in IAS 1. IFRS 18 will be effective for years beginning on or after January 1, 2027, with earlier application permitted. Retrospective application is required. The Company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.

Consequential amendments to other accounting standards

IAS 7 Statement of Cash Flows (“IAS 7”)

Narrow-scope amendments have been made to IAS 7, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. The optionality around classification of cash flows from dividends and interest in the statement of cash flows has also largely been removed.

IAS 33 Earnings per Share (“IAS 33”)

IAS 33 has been amended to include additional requirements that permit entities to disclose additional amounts per share, only if the numerator used in the calculation is an amount attributed to ordinary equity holders of the parent entity and a total or subtotal identified by IFRS 18, or MPM as defined by IFRS 18.

b.	IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

They also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features.

Additionally, these amendments introduce new disclosure requirements and update others.

The amendments will be effective for years beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently evaluating the impact of adopting the amendments to IFRS 9 and IFRS 7 on its consolidated financial statements.

F-8 Notes to the Interim Condensed Consolidated Financial Statements

Note 2. Unbilled Revenue

A reconciliation of the changes in unbilled revenue was as follows:

	September 30, 2024	December 31, 2023

Opening balance	$309	$303

Unbilled revenue recognized	710	1,011

Amounts billed	(686)	(1,004)

Currency translation effects	(1)	(1)

Closing balance	$332	$309

Current unbilled revenue	$150	$174

Non-current unbilled revenue	182	135

Total unbilled revenue	$332	$309

Amounts recognized as current unbilled revenue are typically billed to customers within twelve months and amounts recognized as non-current unbilled revenue will be billed to customers more than twelve months from the date of the balance sheet.

During the second quarter of 2024, Enerflex suspended activity at a modularized cryogenic natural gas processing facility in Kurdistan (the “EH Cryo project”), provided its customer with notice of Force Majeure and demobilized its personnel. The ultimate duration of the Force Majeure declaration and impact of the suspension on the EH Cryo project remains indeterminable. During the third quarter of 2024, and as previously announced, Enerflex received notice from its customer purporting to terminate the EH Cryo project contract. Enerflex is disputing such wrongful purported termination and protecting its position in respect of the EH Cryo project.

The unbilled revenue associated with the EH Cryo project is $178 million and is included in non-current unbilled revenue. The Company also recorded an onerous contract provision of $17 million, resulting in a net position of $161 million. Management has made estimates and assumptions surrounding the customer’s purported contract termination, the expected proceeds and profitability of the EH Cryo project contract, the estimated degree of completion based on cost progression and other factors that impact the amount of revenue recognized for the project. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenues recognized.

Since inception of the project, Enerflex has maintained a $31 million Letter of Credit in support of its obligation under the EH Cryo project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional receivable owed by the customer.

Management continues to assess the status of the EH Cryo project and its impact on the Financial Statements.

F-9

Note 3. Inventories

Inventories consisted of the following:

	September 30, 2024	December 31, 2023	January 1, 2023

Direct materials	$99	$70	$79

Repair and distribution parts	106	115	101

Work-in-progress	77	90	73

Equipment	10	19	20

Total inventories	$292	$294	$273

	September 30, 2024	December 31, 2023	January 1, 2023

Work-in-progress related to finance leases	$20	$-	$31

The amount of inventory and overhead costs recognized as an expense and included in cost of goods sold (“COGS”) during the three and nine months ended September 30, 2024, was $460 million and $1,489 million (September 30, 2023 – $470 million and $1,431 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, and overhead. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the interim condensed consolidated statements of earnings and included in COGS for the three and nine months ended September 30, 2024, was less than $1 million and $1 million (September 30, 2023 – less than $1 million and $4 million).

The costs related to the construction of EI assets determined to be finance leases are accounted for as work-in-progress related to finance leases. Once a project is completed and enters service it is reclassified to COGS. During the three and nine months ended September 30, 2024, the Company invested $17 million and $20 million related to finance leases.

Note 4. Energy Infrastructure Assets

The Company’s EI assets are Energy Infrastructure assets comprised of Build-Own-Operate-Maintain (“BOOM”) assets, and contract compression assets which are leased to customers. At the inception of a lease contract, all leases are classified as either an operating lease or a finance lease.

(a)	EI Assets – Operating Leases

EI assets under lease arrangements that are classified and accounted for as operating leases under the definition of IFRS 16 are stated at cost less accumulated depreciation and impairment losses.

A reconciliation of the changes in the carrying amount of EI assets was as follows:

	September 30, 2024	December 31, 2023

Cost

Balance, January 1	$1,142	$1,129

Additions	32	90

Disposals[1]	(117)	(70)

Currency translation effects	(12)	(7)

Total cost	$1,045	$1,142

Accumulated depreciation

Balance, January 1	$(278)	$(215)

Depreciation charge	(85)	(127)

Impairment	-	(1)

Disposals[1]	26	53

Currency translation effects	9	12

Total accumulated depreciation	$(328)	$(278)

Net book value	$717	$864

1 During the three months ended March 31, 2024, disposals include the conversion of a BOOM asset, which was previously accounted for as an operating lease, to a finance lease as a result of a contract modification.

F-10 Notes to the Interim Condensed Consolidated Financial Statements

During the three and nine months ended September 30, 2024, the Company recognized $59 million and $170 million of revenue related to operating leases in its Latin America (“LATAM”) and Eastern Hemisphere (“EH”) segments (September 30, 2023 – $58 million and $173 million), and $36 million and $107 million of revenue related to its North America (“NAM”) contract compression fleet (September 30, 2023 – $32 million and $91 million).

(b)	EI Assets - Finance Leases

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs if ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The Company has entered into finance lease arrangements for certain of its EI assets, with initial terms ranging from 5 to 10 years.

The value of the finance leases receivable were comprised of the following:

	Minimum lease payments and unguaranteed residual value			Present value of minimum lease payments and unguaranteed residual value
	September 30, 2024	December 31, 2023	January 1, 2023	September 30, 2024	December 31, 2023	January 1, 2023

Less than one year	$57	$46	$54	$56	$43	$44

Between one and five years	192	129	145	150	106	110

Later than five years	63	90	107	48	55	63

	$312	$265	$306	$254	$204	$217

Less: Unearned interest revenue	(58)	(61)	(89)	-	-	-

Closing balance	$254	$204	$217	$254	$204	$217

	September 30, 2024	December 31, 2023

Opening balance	$204	$217

Additions[1]	87	48

Interest revenue	17	23

Payments (principal and interest)	(52)	(59)

Derecognition on disposal	-	(24)

Other	(2)	(2)

Currency translation effects	-	1

Closing balance	$254	$204

1 During the three months ended March 31, 2024, additions included the conversion of a BOOM asset, which was previously accounted for as an operating lease, to a finance lease as a result of a contract modification.

The Company recognized non-cash selling profit related to the commencement of finance leases of nil and $3 million for the three and nine months ended September 30, 2024 (September 30, 2023 – nil and $13 million). Additionally, the Company recognized $6 million and $17 million of interest revenue on finance leases receivable during the three and nine months ended September 30, 2024 (September 30, 2023 – $6 million and $18 million). Total cash received in respect of finance leases during the three and nine months ended September 30, 2024, was $16 million and $52 million (September 30, 2023 – $15 million and $45 million), as reflected in principal and interest payments.

F-11

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At September 30, 2024, the average interest rate was 7.9 percent per annum (December 31, 2023 – 8.6 percent). The finance leases receivables at the end of reporting period are neither past due nor impaired.

F-12 Notes to the Interim Condensed Consolidated Financial Statements

Note 5. Other Assets

Other assets were comprised of the following:

	September 30, 2024	December 31, 2023	January 1, 2023

Investment in associates and joint ventures	$28	$28	$25

Redemption options[1]	19	-	-

Prepaid deposits	7	12	9

Long-term receivables	-	-	25

Total other assets	$54	$40	$59

1 The Company’s senior secured notes contain optional redemption features that allow Enerflex to redeem the notes prior to maturity at a premium. Refer to Note 7 “Long-Term Debt” for more information.

Note 6. Provisions

Provisions were comprised of the following:

	September 30, 2024	December 31, 2023	January 1, 2023

Onerous contracts	$17	$-	$-

Warranties	14	11	10

Restructuring	6	7	1

Legal	-	2	3

Total provisions	$37	$20	$14

A reconciliation of the changes in provisions was as follows:

September 30, 2024	Onerous Contracts	Warranties	Restructuring	Legal	Total

Opening balance	$-	$11	$7	$2	$20

Additions during the year	19	8	-	-	27

Amounts settled and released in the year	(2)	(5)	(1)	-	(8)

Reversal	-	-	-	(2)	(2)

Closing balance	$17	$14	$6	$-	$37

December 31, 2023	Onerous Contracts	Warranties	Restructuring	Legal	Total

Opening balance	$-	$10	$1	$3	$14

Additions during the year	-	7	6	-	13

Amounts settled and released in the year	-	(6)	-	(1)	(7)

Closing balance	$-	$11	$7	$2	$20

F-13

Note 7. Long-Term Debt

The secured revolving credit facility (“RCF”), which was extended during the three months ended June 30, 2024, has a maturity date of October 13, 2026 (the “Maturity Date”). Availability under the RCF increased to $800 million from $700 million and may be increased by $50 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders. In conjunction with the extension of the RCF, the Company repaid its secured term loan (“Term Loan”) which had a balance of $120 million at March 31, 2024. The senior secured notes (the “Notes”) consist of $625 million principal amount, bears interest of 9.0 percent, and has a maturity of October 15, 2027.

As part of the RCF, the Company can request the issuance of up to $150 million in letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, country standby letters of credit or similar credits to finance the day-to-day operations of the Company. As at September 30, 2024, the Company utilized $87 million of the $150 million limit. The Company also has an additional $70 million unsecured credit facility (“LC Facility”) with one of the lenders in its RCF. This LC Facility allows the Company to request the same forms of credits as under the RCF. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at September 30, 2024, the Company utilized $29 million of the $70 million limit.

The Company is required to maintain certain covenants on the RCF and the Notes. As at September 30, 2024, the Company was in compliance with its covenants.

Composition of the borrowings on the Notes, RCF and Term Loan were as follows:

	Maturity Date	September 30, 2024	December 31, 2023	January 1, 2023

Notes	October 15, 2027	$625	$625	$625

Drawings on the RCF	October 13, 2026	220	238	338

Drawings on the Term Loan		-	130	150

		845	993	1,113

Deferred transaction costs and Notes discount		(58)	(74)	(86)

Long-term debt		$787	$919	$1,027

Current portion of long-term debt		$-	$40	$20

Non-current portion of long-term debt		787	879	1,007

Long-term debt		$787	$919	$1,027

Subsequent to September 30, 2024, the Company issued a notice of partial redemption for $62.5 million of its Notes, refer to Note 15 “Subsequent Events” for more information.

The weighted average interest rate on the RCF for the nine months ended September 30, 2024, was 7.6 percent (December 31, 2023 – 7.7 percent, January 1, 2023 – 7.0 percent). At September 30, 2024, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $845 million, and nil thereafter.

Redemption Options

The Company’s Notes contain optional redemption features that allow the Company to redeem all or part of the Notes at prices set forth in the Notes agreement at a premium, following certain dates specified in the Notes agreement. These redemption features constitute embedded derivatives that are required to be separated from the Notes and measured at fair value.

The embedded derivative components of these hybrid financial instruments are measured at fair value at each reporting date with gains or losses in fair value recognized through profit or loss. The decline in risk-free rates has resulted in a significant increase to the value of the redemption options, and accordingly, the Company has recognized an embedded derivative asset of $19 million as at September 30, 2024 (December 31, 2023 - nil) related to these redemption options.

F-14 Notes to the Interim Condensed Consolidated Financial Statements

Note 8. Revenue

Revenue by product line were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Energy Infrastructure	$149	$141	$519	$423

After-market Services	123	123	371	351

Engineered Systems	329	316	963	995

Total revenue	$601	$580	$1,853	$1,769

Revenue by geographic location, which is attributed to destination of sale, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

United States	$268	$256	$825	$735

Oman	33	46	190	119

Canada	53	68	178	186

Argentina	51	39	127	124

Nigeria	45	43	109	156

Mexico	19	14	50	43

Australia	16	16	49	48

Brazil	13	18	44	61

Peru	23	2	42	3

Bahrain	11	12	32	81

Iraq	7	34	31	116

Thailand	7	7	30	23

Colombia	3	5	20	11

Others	52	20	126	63

Total revenue	$601	$580	$1,853	$1,769

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at September 30, 2024:

	Less than one year	One to two years	Greater than two years	Total

Energy Infrastructure	$445	$348	$808	$1,601

After-market Services	74	43	68	185

Engineered Systems	1,135	121	15	1,271

Total	$1,654	$512	$891	$3,057

F-15

Note 9. Finance Costs and Income

Net finance costs were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Finance Costs

Interest on debt	$21	$26	$66	$78

Accretion of Notes discount	2	1	6	5

Lease interest expense	1	1	3	3

Other interest expense	-	2	1	4

Total finance costs	$24	$30	$76	$90

Finance Income

Interest income	1	6	4	21

Net finance costs	23	24	72	69

Note 10. Financial Instruments

Designation and Valuation of Financial Instruments

Financial instruments at September 30, 2024, were designated in the same manner as they were at December 31, 2023. Accordingly, with the exception of the Notes, the estimated fair values of financial instruments approximated their carrying values. The carrying value and estimated fair value of the Notes as at September 30, 2024, was $625 million and $687 million, respectively (December 31, 2023 - $625 million and $622 million, January 1, 2023 – $625 million and $642 million, respectively). The fair value of these Notes at September 30, 2024, was determined on a discounted cash flow basis with a weighted average discount rate of 7.0 percent (December 31, 2023 – 9.0 percent, January 1, 2023 – 9.0 percent).

The Company previously held preferred shares that were initially recorded at fair value and subsequently measured at amortized cost and recognized as long-term receivables in Other assets. During the three months ended March 31, 2023, the Company redeemed these preferred shares and recognized a gain in excess of the carrying value, which is included in the interim condensed consolidated statements of earnings. The carrying value and estimated fair value of the preferred shares at December 31, 2023, was nil (January 1, 2023 – $21 million and $21 million), respectively.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at September 30, 2024:

		Notional amount	Maturity

Canadian Dollar Denominated Contracts

Purchase contracts	USD	$21	October 2024 – May 2025

Sales contracts	USD	(18)	October 2024 – December 2025

At September 30, 2024, the fair value of derivative financial instruments classified as financial assets was less than $1 million, and as financial liabilities was less than $1 million (December 31, 2023 – less than $1 million and $1 million, January 1, 2023 - $1 million and $1 million, respectively).

F-16 Notes to the Interim Condensed Consolidated Financial Statements

Redemption Options

During the three months ended September 30, 2024, the Company recognized embedded derivatives related to the redemption options of its Notes, refer to Note 7 “Long-Term Debt” for more information. The Company measures these embedded derivatives at fair value and the gain or losses that result from periodic revaluation are recorded through profit or loss.

The fair value of these redemption options are determined using a valuation model based on inputs from observable market data, including independent price publications and third-party pricing services, which are considered Level 2 inputs. Refer to Note 3 “Summary of Material Accounting Policies” of the Company’s annual consolidated financial statements for the year ended December 31, 2023, for more information on the fair value hierarchy. The fair value of the embedded derivatives was $19 million as at September 30, 2024 (December 31, 2023 - nil, January 1, 2023 - nil), which is included in Other assets on the interim condensed consolidated statements of financial position.

Foreign Currency Translation Exposure

The Company is subject to foreign currency translation exposure, primarily due to fluctuations of the USD against the CAD, Australian dollar (“AUD”), and Brazilian real (“BRL”). Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the Canadian dollar through a net investment hedge. As a result, foreign exchange gains and losses on the translation of $652 million in designated foreign currency borrowings are included in accumulated other comprehensive loss for September 30, 2024. The functional currencies for all entities remain the same. Refer to Note 1(c) “Change in Accounting Policies” for further details. The following table shows the sensitivity to a five percent weakening of the USD against the CAD, AUD, and BRL.

US dollar weakens by five percent	CAD	AUD	BRL

Earnings from foreign operations

EBT	$(3)	$-	$-

Financial instruments held in foreign operations

Other comprehensive income (loss)	$33	$-	$1

Financial instruments held in Canadian operations

EBT	$3	$-	$-

The movement in EBT in Canadian operations is a result of a change in the fair values of financial instruments. The majority of these financial instruments are hedged.

With the ongoing devaluation of the Argentine peso (“ARS”), caused by high inflation, the Company is at risk for foreign exchange losses on its cash balances denominated in ARS. During the three and nine months ended September 30, 2024, the Company had foreign exchange losses in Argentina of $1 million and $4 million. If the ARS weakens by five percent, the Company could experience additional foreign exchange losses of approximately less than $1 million. There is a risk of higher losses based on the further devaluation of the ARS. The Company continues to explore its options to minimize the impact of future devaluation.

Interest Rate Risk

The Company’s liabilities include long-term debt that is subject to fluctuations in interest rates. The Company’s Notes outstanding at September 30, 2024, have a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company’s RCF is subject to changes in market interest rates.

For each one percent change in the rate of interest on the RCF, the change in annual interest expense would be $2 million. All interest charges are recorded in the interim condensed consolidated statements of earnings as finance costs.

F-17

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its RCF for future drawings to meet the Company’s requirements for investments in working capital and capital assets.

September 30, 2024

Cash and cash equivalents	$95

Total RCF	800

Less:

Drawings on the RCF	220

Letters of Credit[1]	87

Available for future drawings	$588

1 This represents the letters of credit that the Company has funded with the RCF. Additional letters of credit of $29 million are funded from the $70 million LC Facility. Refer to Note 7 “Long-Term Debt” for more information.

The Company continues to meet the covenant requirements of its funded debt, including the RCF and Notes. The senior secured net funded debt, which is comprised of the RCF to EBITDA ratio was 0.3:1, compared to a maximum ratio of 2.5:1, the net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio was 1.9:1, compared to a maximum ratio of 4.0:1, and an interest coverage ratio was 4.2:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

A liquidity analysis of the Company’s financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company’s financial liabilities, as at September 30, 2024:

	Less than 3 months	3 months to 1 year	Greater than 1 year	Total

Accounts payable and accrued liabilities	463	-	-	463

Long-term debt – Notes	-	-	625	625

Long-term debt – RCF	-	-	220	220

Other long-term liabilities	-	-	16	16

The Company expects that cash flows from operations in 2024, together with cash and cash equivalents on hand and the RCF, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

F-18 Notes to the Interim Condensed Consolidated Financial Statements

Note 11. Supplemental Cash Flow Information

Changes in working capital and other during the period:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Accounts receivable[1]	$(60)	$(17)	$(52)	$(25)

Unbilled revenue	44	20	(23)	(29)

Inventories	7	-	2	(36)

Work-in-progress related to finance leases	(17)	-	(20)	31

EI assets - finance leases	10	12	36	(20)

Income taxes receivable	1	2	(1)	3

Prepayments	(4)	(3)	3	7

Net assets held for sale	-	-	2	-

Long-term receivables related to preferred shares	-	-	-	21

Accounts payable and accrued liabilities and provisions[2]	35	(3)	55	(5)

Income taxes payable	11	(5)	25	12

Deferred revenue	9	(5)	50	(49)

Other current liabilities	-	-	(6)	-

Foreign currency and other	(1)	6	(4)	(9)

Net change in working capital and other	$35	$7	$67	$(99)

1 The change in accounts receivable represents only the portion relating to operating activities.

2 The change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and taxes paid and received during the period:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Interest paid – short- and long-term borrowings	$7	$14	$52	$66

Interest paid – lease liabilities	1	1	3	3

Total interest paid	$8	$15	$55	$69

Interest received	1	13	3	24

Income taxes paid	9	10	30	26

Changes in liabilities arising from financing activities during the period:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Long-term debt, opening balance	$889	$1,065	$919	$1,027

Changes from financing cash flows	(107)	(29)	(147)	3

The effect of changes in foreign exchange rates	-	(1)	1	(1)

Amortization of deferred transaction costs	3	3	9	8

Accretion of Notes discount	2	1	6	5

Deferred transaction costs	-	(1)	(1)	(4)

Long-term debt, closing balance	$787	$1,038	$787	$1,038

F-19

Note 12. Guarantees, Commitments, and Contingencies

Guarantees

At September 30, 2024, the Company had outstanding letters of credit of $116 million (December 31, 2023 – $140 million, January 1, 2023 – $129 million). Of the total outstanding letters of credit, $87 million (December 31, 2023 – $104 million, January 1, 2023 – $129 million) are funded from the RCF and $29 million (December 31, 2023 – $36 million, January 1, 2023 – nil) are funded from the $70 million LC Facility.

Commitments

The Company has purchase obligations over the next three years as follows:

2024	$261

2025	206

2026	5

Legal Proceedings

During the second quarter of 2024, the Tenth Circuit Collegiate Court on Labor Matters in Mexico (the “Court”) set aside a January 31, 2022 decision of a Labor Board in the State of Tabasco, Mexico (the “Labor Board”) that had ordered subsidiaries of Exterran Corporation (now subsidiaries of Enerflex) to pay a former employee MXN$2,152 million (approximately $125 million) plus other benefits in connection with a dispute relating to the employee’s severance pay following termination of his employment in 2015. In rendering its decision, the Court ruled in favor of Enerflex’ arguments that the Labor Board ruling was in error and had no credible basis in law or fact.

During the third quarter of 2024, the Labor Board issued an order, supporting the Company’s view that the ultimate resolution of the matter will be immaterial to its financial results, ordering payment of certain immaterial benefits to the former employee. Enerflex has filed memoranda seeking consistency on certain aspects of the decision but remains of the view that the ultimate resolution will be immaterial to its financial results. Recent Labor Board and Court rulings are consistent with Enerflex’s view that the 2022 Labor Board ruling was in error and had no credible basis in law or fact.

As announced during Q3, Enerflex received a notice from its customer purporting to terminate the EH Cryo project contract notwithstanding Enerflex’s prevailing Force Majeure declaration. Enerflex’s customer has commenced arbitration proceedings against the Company asserting certain baseless and unsubstantiated claims. Enerflex views the purported termination as a wrongful attempt by its customer to circumvent the Company’s contractual rights to suspend performance while the project site remains unsafe; a conclusion that is supported by expert security input. Enerflex is disputing such wrongful purported termination, defending itself against its customer’s baseless and unsubstantiated claims and protecting its position in respect of the EH Cryo project.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

F-20 Notes to the Interim Condensed Consolidated Financial Statements

Note 13. Seasonality

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. The Company’s ES revenues can fluctuate on a quarter-over-quarter basis as a result of these seasonal trends. Revenues are also impacted by both the Company’s and its customers’ capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating. The overall seasonality of the Company’s operations are mitigated by the increase in recurring revenue streams in the USA, LATAM, and EH, which provide stable revenues throughout the year.

Note 14. Segmented Information

The Company has identified three reporting segments for external reporting:

●	NAM consists of operations in Canada and the USA.

●	LATAM consists of operations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru.

●	EH consists of operations in the Middle East, Africa, Europe, Australia, and Asia.

Each segment generates revenue from the EI, After-market Services (“AMS”) and Engineered Systems (“ES”) product lines.

The accounting policies of these reportable operating segments are the same as those described in Note 3 “Summary of Material Accounting Policies” of the Company’s annual consolidated financial statements for the year-ended December 31, 2023.

For internal management reporting, the Company’s Chief Operating Decision Maker (“CODM”) has identified four operating segments which include: Canada, USA, LATAM, and EH. Each of the operating segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reporting and operating segments, the Company considered geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations also factored into the decision to combine Canada and USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis. For the nine months ended September 30, 2024, the Company had no individual customer which accounted for more that 10 percent of its revenue (September 30, 2023 – none).

During the second quarter of 2024, the CODM reassessed how it analyzes the gross margin for each of the Company’s product lines, which resulted in the disaggregation of gross margin by product line and impacted operating income in the reporting segments for the nine months ended September 30, 2023. The impact to the reporting segments operating income for the three and nine months ended September 30, 2023, is a decrease of $1 million for NAM and an increase of $1 million for EH. Total consolidated gross margin and operating income remained unchanged.

The CODM also reassessed how it analyzes the total assets of each of the Company’s reporting segments. The CODM relies on the operating effectiveness of, and returns on the operating and finance leases of its EI assets, and given their prominence on the balance sheet, has made the decision to disaggregate and separately identify EI assets and finance leases receivable, refer to the Segment Assets tables below. In order to provide relevant information, the Company reclassified intercompany loans to Corporate from the respective reporting segments to conform to the current year presentation. The impact on segment assets for December 31, 2023, is a decrease of $183 million for NAM; a decrease of $6 million for EH; an increase of $3 million for LATAM and an increase of $186 million for Corporate. The impact on segment assets for January 1, 2023, was an increase of $8 million and $3 million for EH and LATAM and a decrease of $11 million for Corporate.

F-21

The following tables provide certain financial information by the Company’s reporting segments.

Revenues and Operating Income

	North America		Latin America		Eastern Hemisphere		Total

Three months ended September 30,	2024	2023	2024	2023	2024	2023	2024	2023

Segment revenue	$418	$374	$114	$81	$89	$133	$621	$588

Intersegment revenue	(20)	(5)	-	(1)	-	(2)	(20)	(8)

Revenue	398	369	114	80	89	131	601	580

EI	37	33	68	57	44	51	149	141

AMS	68	76	19	12	36	35	123	123

ES	293	260	27	11	9	45	329	316

Revenue	398	369	114	80	89	131	601	580

EI	18	14	20	12	20	17	58	43

AMS	12	15	5	2	5	5	22	22

ES	65	43	5	4	(9)	(2)	61	45

Gross Margin	95	72	30	18	16	20	141	110

SG&A	46	40	14	17	22	18	82	75

Foreign exchange loss	-	-	1	11	1	-	2	11

Operating income (loss)	$49	$32	$15	$(10)	$(7)	$2	$57	$24

	North America		Latin America		Eastern Hemisphere		Total

Nine months ended September 30,	2024	2023	2024	2023	2024	2023	2024	2023

Segment revenue	$1,242	$1,095	$298	$254	$372	$450	$1,912	$1,799

Intersegment revenue	(56)	(25)	-	(1)	(3)	(4)	(59)	(30)

Revenue	1,186	1,070	298	253	369	446	1,853	1,769

EI	110	94	188	185	221	144	519	423

AMS	206	211	49	38	116	102	371	351

ES	870	765	61	30	32	200	963	995

Revenue	1,186	1,070	298	253	369	446	1,853	1,769

EI	53	39	51	48	51	46	155	133

AMS	36	38	14	9	23	18	73	65

ES	174	115	11	8	(49)	17	136	140

Gross Margin	263	192	76	65	25	81	364	338

SG&A	131	113	43	44	61	62	235	219

Foreign exchange loss	-	-	5	27	1	-	6	27

Operating income (loss)	$132	$79	$28	$(6)	$(37)	$19	$123	$92

F-22 Notes to the Interim Condensed Consolidated Financial Statements

Segment Assets

	North America		Latin America		Eastern Hemisphere		Total

	Sep. 30, 2024	Dec. 31, 2023	Sep. 30, 2024	Dec. 31, 2023	Sep. 30, 2024	Dec. 31, 2023	Sep. 30, 2024	Dec. 31, 2023

EI assets – operating leases	$282	$298	$185	$209	$250	$357	$717	$864

EI assets - finance leases	-	-	-	-	254	204	254	204

Goodwill[1]	166	167	-	-	267	266	433	433

Other segment assets	723	734	310	272	346	264	1,379	1,270

Corporate	-	-	-	-	-	-	144	187

Total segment assets	$1,171	$1,199	$495	$481	$1,117	$1,091	$2,927	$2,958

	North America		Latin America		Eastern Hemisphere		Total

	Dec. 31, 2023	Jan. 1, 2023	Dec. 31, 2023	Jan. 1, 2023	Dec. 31, 2023	Jan. 1, 2023	Dec. 31, 2023	Jan. 1, 2023

EI assets – operating leases	$298	$342	$209	$195	$357	$377	$864	$914

EI assets - finance leases	-	-	-	26	204	191	204	217

Goodwill[1]	167	166	-	66	266	266	433	498

Other segment assets	734	841	272	395	264	52	1,270	1,288

Corporate	-	-	-	-	-	-	187	227

Total segment assets	$1,199	$1,349	$481	$682	$1,091	$886	$2,958	$3,144

1 The total amount of goodwill in the Canada and USA operating segments at September 30, 2024, were $30 million and $136 million, respectively (December 31, 2023 – $31 million and $136 million, January 1, 2023 – $30 million and $136 million, respectively).

Note 15. Subsequent Events

Subsequent to September 30, 2024, Enerflex issued a notice of partial redemption for $62.5 million (or 10 percent of the aggregate principal amount originally issued) of its Notes. The redemption was completed on October 11, 2024 (the “Redemption Date”) at a redemption price of 103 percent of the principal amount of the Notes being redeemed, plus accrued and unpaid interest up to, but excluding, the Redemption Date.

Subsequent to September 30, 2024, Enerflex declared a quarterly dividend of C$0.0375 per share, payable on January 16, 2025, to shareholders of record on November 26, 2024. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

F-23